SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                         Inversiones Dominion Peru S.A.;
                  Empresa de Generacion Electrica NorPeru S.A.
                  --------------------------------------------
                        (Name of foreign utility company)




                             DUKE ENERGY CORPORATION
                             -----------------------
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)


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                                  Notification
                                  ------------


         Duke Energy Corporation, a North Carolina corporation ("Duke Energy"), acting on behalf of Inversiones Dominion Peru S.A. ("IDP") and Empresa De Generacion Electrica NorPeru S.A. ("Egenor") (collectively, the "Foreign Utility Companies"), herewith files with the Securities and Exchange Commission (the "Commission") this Notification of Foreign Utility Company Status pursuant to
Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

         Pursuant to (i) a Contract dated October 5, 1999 ("Gener Contract") with Gener S.A. ("Gener") Duke Energy, through its subsidiaries, has agreed to acquire 49% of the voting stock of IDP ("Gener Shares"); and (ii) a successful bid submitted on October 7, 1999, Duke Energy, through its subsidiaries, has agreed to acquire 30% of the voting stock of Egenor from the Government of Peru ("Government Shares"). The Foreign Utility Companies and the proposed transaction are described further herein.

         The cash price paid for the Gener Shares and the Government Shares was a total of US$ 151.5 Million. In addition to the cash payment, Gener will have the right to acquire a 9.76 percent net interest in Hidroelectrica Piedra del Aguila S.A. in Argentina and 24 percent net interest in Sociedad Electrica Santiago S.A. in Chile from subsidiaries of Duke Energy. Under the terms of the Contract, Gener's acquisition of these assets would occur after certain terms and conditions are met.

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ITEM 1
------

         Names and Business Addresses:
         -----------------------------

         The names and business addresses of the entities claiming foreign utility company status are:

A.       Inversiones Dominion Peru S.A.
         Avenida Santa Maria 110-140
         Miraflores
         Lima 18
         Peru

B.       Empresa De Generacion Electrica NorPeru S.A.
         Avenida Pardo y Aliaga No. 699
         San Isidro
         Lima 27
         Peru

         Electric Facilities:
         --------------------

         The facilities owned by each of the Foreign Utility Companies are described below:

         A.       Inversiones Dominion Peru S.A
                  -----------------------------

         IDP will own no electric facilities except through its ownership of 60% of the voting stock of Egenor. The Gener Shares represent a 29.4% ownership interest in Egenor. The ownership of such entity is described further below under "Ownership."

         B.       Empresa de Generacion Electrica NorPeru S.A.
                  --------------------------------------------

         When combined with ownership of the Gener Shares, Duke Energy will control a total of 59.4% of the ownership of Egenor. Egenor currently owns the following facilities:

                                Hydro Facilities
                                ----------------

         Egenor currently owns and operates 415MW (225MW hydro/190MW thermal) of installed capacity serving the Central-North Interconnected System (SICN) in Peru. The 225MW run-of-river hydro capacity includes the 145 MW Canon del Pato plant and the 80MW Carhuaquero plant. Both plants are currently undergoing expansions, expected to be completed this year, that combined will add 102MW of capacity (90MW at Canon del Pato and 12MW at Carhuaquero). Both units are run-of-river hydro plants with very little storage capacity and are base loaded--dispatch is dictated by hydrology.

                               Thermal Facilities
                               ------------------

         The 190MW of thermal capacity consists of 5 simple-cycle gas turbines and twenty-four diesel engines located at 6 separate plant sites along the coastline in northern Peru.


         Ownership:
         ----------
                                      IDP:
                                      ----

         Forty-nine percent (49%) of the outstanding voting securities of IDP will be owned by Duke Energy International Peru Holdings No. 2, LLC, a Delaware limited liability company. Fifty-one percent (51%) of the outstanding voting securities of IDP are owned by Dominion Holding Peru S.A, an indirect subsidiary of Dominion Energy, Inc. Duke Energy, through its subsidiaries, has entered into a contract with Dominion Energy, Inc. and several of its subsidiaries to acquire this 51% interest from Dominion Holding Peru S.A.

                                     Egenor:
                                     -------

         IDP will own sixty percent (60%) of the voting equity securities of Egenor. Duke Energy International Peru Holdings No. 2, LLC, a Delaware limited liability company, will own thirty percent (30%) of the voting equity securities of Egenor. Upon the closing of the acquisition, no other person or entity will own 5% or more of any class of the voting securities of IDP.

         Duke Energy International Peru Holdings No. 2, LLC, is a wholly owned subsidiary of Duke Energy International Peru Holdings No. 1, LLC, another Delaware limited liability company. Duke Energy International Peru Holdings No. 1, LLC, is a wholly owned subsidiary of Duke Energy Group, Inc., a Delaware corporation ("Group"). Group is wholly owned by Duke Energy Global Asset Development, Inc., a Nevada corporation, a wholly owned subsidiary of Duke Energy Services, Inc., a Delaware corporation ("DESI"). DESI is a wholly owned subsidiary of PanEnergy Corp, a Delaware corporation, which is a wholly owned subsidiary of Duke Capital Corporation, a Delaware corporation, which, in turn, is a wholly owned subsidiary of Duke Energy.



ITEM 2
------

         Domestic Associate Public-Utility Companies of the Foreign Utility
         ------------------------------------------------------------------
Companies and their Relationship to Such Entities:
--------------------------------------------------

         Duke Energy is a domestic associate public-utility company of each of the Foreign Utility Companies, with Duke Energy being the parent holding company. Duke Energy's relationship to each of the Foreign Utility Companies is that it indirectly will own 100% of IDP, which proposes to own the interests in Egenor described herein.

SIGNATURE
                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     DUKE ENERGY CORPORATION


                                            By:
                                               ---------------------------------
                                                     Richard J. Osborne
                                                     Executive Vice President
                                                     and Chief Financial Officer

Date:    October 8, 1999

EXHIBITS
--------

         (1) North Carolina Utilities Commission certification letter dated June 23, 1997 (filed with the Commission as an exhibit to Form U-57 dated July 15, 1998).

         (2) The Public Service Commission of South Carolina certification letter dated June 5, 1997 (filed with the Commission as an exhibit to Form U-57 dated July 15, 1998).